UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited Annual General Meeting 2015

Disclaimer
Forward-looking statements
This presentation contains forward looking statements, including trends in commodity prices, strategies and objectives of management, future performance and future opportunities. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
Except as required by applicable regulations or by law, BHP Billiton does not undertake any obligation to publicly update or review any forward-looking statements whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS measures including Underlying EBIT margin, Underlying EBITDA margin, Free cash flow and Net debt. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of 2002, and we strongly recommend that you seek professional advice.
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2

Jac Nasser Chairman

Welcome to Country
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4

Jac Nasser Chairman

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Our Values
Sustainability Integrity Respect Performance Simplicity Accountability

6

Samarco
Samarco
Minas Gerais, Brazil
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BRAZIL
State of Minas Gerais
Rio de Janeiro

7

Samarco
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8

Samarco
BRAZIL
State of Minas Gerais
Rio de Janeiro
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Emergency fund
As an immediate step, Vale and BHP Billiton pledge to support Samarco in creating an Emergency Fund for rebuilding works and to help the affected families and communities. It is our intention to work with the authorities to get this fund functioning as soon as practicable.
Vale and BHP Billiton also have health, safety, environment and geotechnical experts onsite supporting Samarco’s response. We have also had discussions with Samarco and authorities about the additional support we can provide. Investigations are continuing and Samarco will provide further updates relating to the response and operations.
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Samarco
The shareholders have agreed to commission an external investigation
Investigation findings will be published
Findings will also be shared with other resource companies
Tailings dams across the Group being reviewed
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Our Charter
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity Respect Performance Simplicity Accountability
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Our new reports
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Climate Change: Portfolio Analysis
1. Our perspective on climate change
2. Our action on climate change
3. Our approach to portfolio management
4. Portfolio impacts in a 2°C world
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Ongoing global energy demand
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Role of our commodities
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Our economic contribution
BHP Billiton is committed to being a leader in further enhancing disclosure and transparency.
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Commodity prices 2006—2015
Iron ore, Metallurgical coal, Energy coal, Crude oil (US$/unit) Copper, Gas (US$/unit)
Iron ore Metallurgical coal Energy coal Crude oil Copper Gas
300 18 250 15 200 12 150 9 100 6
50 3
0 0 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
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BHP Billiton is a strong company
Credit rating Dividend per ordinary share
Standard & Poor’s Moody’s Australian cents per share

2

2015 A+ 2015 A1 169
131 2014 A+ 2014 A1 120 2013 A+ 1 2013 A1
2012 A+ 2012 A1
2011 A+ 2011 A1
0
FY2013 FY2014 FY2015
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Focused on the fundamentals
Over the last 10 years, your company:
Generated operating cash flows of more than US$260 billion1 of which:
We paid a quarter in tax
We returned a quarter to shareholders through dividends and buybacks
We reinvested the other half back in the business
Sold US$8.5 billion of assets
Demerged South32
1. Based on total operations
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The global environment
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Our unique portfolio
Iron Ore Coal Petroleum Copper
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Global economies in transition
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Changes to the Board
Anita Frew Carlos Cordeiro
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Sir John Buchanan
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Our people
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Andrew Mackenzie Chief Executive Officer
Samarco

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Samarco
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Samarco
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Our Values
Sustainability Integrity Respect Performance Simplicity Accountability

Our Values
Sustainability
Integrity Respect Performance Simplicity Accountability
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Health and safety are paramount
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Our people are our greatest resource
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Financial performance
Iron Ore Coal Petroleum Copper
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Over the past decade we have…
Generated more than US$260 billion1 of operating cash flows Returned US$67 billion through dividends and buy-backs Increased underlying EBITDA margin to 50 per cent2
Delivered 6.5 per cent annual volume growth3
1. Based on total operations 2. Continuing operations
3. Using group copper equivalent units on continuing operations
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BHP Billiton core portfolio*
WA Iron Ore Samarco Queensland Coal NSW Energy Coal Cerrejón Olympic Dam Escondida
Australia Brazil Australia Australia Colombia Australia Chile
Pampa Norte Antamina Onshore US Shenzi Angostura Pyrenees Macedon
Chile Peru United States United States Trinidad & Tobago Australia Australia
Atlantis Mad Dog Bass Strait North West Shelf Jansen project
United States United States Australia Australia Canada
* Note: Excludes Nickel West which remains with the portfolio as non core, and New Mexico Coal and several smaller petroleum assets which are under review.
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Ongoing productivity focus
Western Australian Queensland Black Hawk and Permian Escondida Iron Ore Coal Petroleum Copper
Reduce costs to Reduce costs to Improve recoveries Reduce costs by US$15 per tonne US$61 per tonne 15 per cent Lower drilling costs Increase volumes by

7	per cent

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Disciplined capital management
Capital and exploration expenditure (US$ billion)1
25
20 15 10

5

0
FY2013 FY2014 FY2015 FY2016e FY2017e
1. BHP Billiton share, continuing operations
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Unlocking additional production
Permian—Petroleum
Ongoing resource development
Caval Ridge Iron Ore—Coal
Productivity Expand improvements production
Escondida—Copper Olympic Dam—Copper
Los Colorados extension Higher grade output
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High value growth options
Mad Dog—Petroleum
Phase 2 expansion
Olympic Dam—Copper Spence—Copper
Underground expansion Addition of concentrator for processing
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Longer term opportunities
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Effective response to climate change
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Greenhouse gas reduction
Greenhouse gas emissions (MtCO -e)

2

60
FY2006 emissions baseline
40 South32 adjustment
Scope 2
20
Scope 1
0
FY2011 FY2012 FY2013 FY2014 FY2015
Note: In order to provide year-on-year comparison, we have shown outcomes with South32 assets included for the full FY2015.
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Supporting Indigenous communities
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Recognise campaign
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Delivering sector leading productivity
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Our people are our greatest resource
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BHP Billiton Limited Annual General Meeting 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 19, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary